UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 18, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

18 June 2007
Number 17/07

BHP BILLITON LAUNCHES REVISED CLIMATE CHANGE POLICY

BHP Billiton today outlined its new four-pronged approach to climate change.

In its revised Climate Change Policy, BHP Billiton said it believed accelerated action was required to stabilise greenhouse gas concentrations in the atmosphere at levels guided by the research of the Intergovernmental Panel on Climate Change. The policy states that BHP Billiton "will take action within our own businesses and work with governments, industry and other stakeholders to address this global challenge and find lasting solutions consistent with our goal of zero harm".

The four action areas identified in the policy are:

  Understanding emissions from the full life-cycle of our products.

  Improving the management of energy and greenhouse gas emissions across our businesses.

  Committing US$300 million over the next five years to support low emissions technology development, internal energy excellence projects and encourage emissions abatement by our employees and our local communities.

  Using our technical capacity and our experience to assist governments and other stakeholders on the design of effective and equitable climate change policies including market-based mechanisms such as emissions trading.

Chief Executive Officer, Chip Goodyear, said BHP Billiton acknowledged that the risks of climate change associated with increasing greenhouse gas concentrations in the atmosphere must be addressed.

"BHP Billiton has recognised that our company, as well as society generally, must make real behavioural changes and accelerate technological progress if we are to achieve a meaningful reduction in energy use and greenhouse gas emissions.

"Our policy is about trying to play our part as best we can and encouraging those we work with to do the same," he said.

The policy includes new targets to reduce the energy and greenhouse intensity of our products by a further 13 per cent and 6 per cent respectively by 2012. It builds on our previous achievements, which include a 12 per cent improvement in our greenhouse intensity over the period 1996 - 2000.

"We are on track to exceed our current target of a further 5 per cent improvement by the end of this financial year. We have also contributed significantly to research and development in clean coal technologies, including geosequestration, and have implemented several related programs across the business," Mr Goodyear said.

"As a leader in the natural resources industry we have an important role in meeting the world's growing energy and resources needs. At the same time, we have an equally important role in minimising the impact of our activities on the global environment and supporting our customers' efforts to do the same", he said.

BHP Billiton's Climate Change policy is attached.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 18 June 2007	By:	Karen Wood
	Name:	Karen Wood
	Title:	Group Company Secretary